Exhibit 99.1

ARD HOLDINGS S.A.

Proposed Offering of US$350 million Senior Secured PIK Notes due 2023

ARD Holdings S.A. (“ARD Holdings”)  announces that its subsidiary, ARD Securities Finance SARL,  intends to raise US$350 million of debt financing through an offering of Senior Secured PIK Notes due 2023 (the “Notes”),  secured by the issued share capital of ARD Finance S.A. The net proceeds from this offering, estimated at US$344 million, will be used by ARD Holdings to provide liquidity to its shareholders.

ARD Holdings, through various subsidiaries, owns approximately 92% of the NYSE-listed packaging group, Ardagh Group S.A. (NYSE:ARD), which in  the twelve months ended September 30, 2017, recorded revenue and adjusted EBITDA of €7,681 million (US$8,478 million) and €1,361 million (US$1,502 million) respectively. Leverage of Ardagh Group S.A. (NYSE:ARD) is unaffected by this intended financing.

January 10, 2018

Contacts
Investors:	john.sheehan@ardholdings-sa.com
Media:	Pat Walsh, Murray Consultants +1 646 776 5918 / +353 87 2269345

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933.

The offering of Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

MiFID II professionals/ ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S Securities Act, or an exemption from registration.

ARD Holdings S.A. 56, rue Charles Martel L-2134 Luxembourg T: +352 26 25 85 - 55 F: +352 26 38 94 - 44 E: enquiries@ardholdings-sa.com	Registered in Luxembourg; R.C.S. Luxembourg B53248